Exhibit n

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-196300 on Form N-2 of our reports dated February 27, 2015, relating to the financial statements and financial highlights of Blackstone Real Estate Income Fund II (the “Fund”) and Blackstone Real Estate Income Master Fund appearing in the Annual Report on Form N-CSR of the Fund for the period April 1, 2014 (commencement of operations) through December 31, 2014, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 10, 2015